Exhibit 99.2

 GH Research PLC (Nasdaq: GHRS)  January 2026  Ultra-Rapid, Durable Remission in TRD with Minimal Clinic Burden  2026© GH Research PLC  1

 Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to commencing trials in the US; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  This presentation has been prepared by GH Research PLC (“GH Research”). Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Disclaimer Regarding Forward-Looking Statements  2  2026© GH Research PLC

 Product Candidate  Indication  Preclinical  Phase 1  Phase 2a Phase 2b  Phase 3  Current Status  Milestone  GH001  Mebufotenin for inhalation administration  Treatment-resistant depression (TRD)  Phase 2b RDBPC completed  Phase 1 PK trial with proprietary device ongoing  Phase 3 initiation in 2026   Phase 1 PK trial completion  Postpartum depression (PPD)  Phase 2a POC  Completed  Bipolar II Disordera (BDII)  Phase 2a POC  Completed  GH002  Mebufotenin for i.v. administration  Psychiatric disorder  Phase 1 HV trial completed  IND submission  Pipeline  3  aBipolar II disorder with a current major depressive episode.  Abbreviations: HV = Healthy volunteer; IND = Investigational New Drug; i.v. = Intravenous; PK = Pharmacokinetics; POC = Proof-of-concept; RDBPC = Randomized, double-blind, placebo-controlled.  2026© GH Research PLC  Cash, cash equivalents and marketable securities were $293.9 million as of September 30, 2025  Completed  In Planning

 New  Phase 2b Trial  Unprecedented Efficacy in TRD  Positioning GH001 as potentially practice-changing   US IND open   GH001 Key Milestones Achieved and Next Steps  Pivotal Phase 3 Program   Designed in line with the FDA Guidelines and to replicate the Phase 2b data  Global Phase 3 start in 2026  Abbreviations: TRD = Treatment Resistant Depression; IND = Investigational New Drug; FDA = Food and Drug Administration  >>  4  2026© GH Research PLC

 5  Retreatment of up to five GH001 IDRs if patients met retreatment criteriaa  Open-Label Extension (OLE)  n=81  Randomization 1:1  GH001 IDR  Placebo IDR   BL  2h  Day 1  Primary endpoint   ΔMADRS  Day 8  During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6b  Additional clinic visits could be scheduled if required for medical reasons  MADRS  assessment  Month 6  D2  Day 2  Double-Blind Partc  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing  All patients directly transitioned from the double-blind part to the OLE  GH001-TRD-201: A Randomized, Double-Blind, Placebo-Controlled, Phase 2b Trial with an Open-Label Extension  aRetreatment criteria: MADRS score >18, or MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since, or MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10. bPatients also attended assessment visits on Day 2 (phone call) and Day 8 after each retreatment. cEfficacy assessments were carried out by independent blinded raters in the double-blind part.  Abbreviations: BL = Baseline; D = Day; h = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.   ClinicalTrials.gov. https://clinicaltrials.gov/study/NCT05800860, Accessed March 13, 2025.   2026© GH Research PLC

 Primary Endpoint: GH001 Led to Mean MADRS Reduction from Baseline of -15.5 on Day 8a vs Placebo (P<0.0001)  aFDA Guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe.  Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hours; LS = Least squares; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.  FDA Guidance: Major Depressive Disorder: Developing Drugs for Treatment. https://www.fda.gov/media/113988/download. Accessed on 26 June 2025.  LS mean difference vs placebo: −15.5 (P<0.0001)  Effect size: Cohen’s d = −2.0  LS Mean (±SE) Change from Baseline in MADRS Total Score  BL  2H  Day 2  Day 8  GH001 (n=40)  Placebo (n=41)  2026© GH Research PLC  6

 GH001 vs Placebo  Spravato  Mono  Spravato  +AD  Spravato  Mono  Spravato + AD vs Placebo + AD from TRANSFORM-2a  Spravato monotherapy (84mg) vs Placebo from TRD4005b  Spravato  +AD  Not reported  Key Secondary Endpoint  MADRS Total Score Change from Baseline: GH001 and Spravato at Day 2 and Primary Endpoint (Difference from Comparator Arm)  7  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable.  aSpravato + AD data from TRANSFORM-2, Popova et al., 2019; bSpravato monotherapy data for 84mg dose from TRD4005 trial, Janik et al., 2025; Spravato 56mg MADRS total score change from baseline difference of LS means from PBO was -5.1 at Day 28 and -3.8 at Day 2  Abbreviations: AD = Antidepressant; BL = Baseline; D = Day; LS = Least Squares; MADRS = Montgomery-Åsberg Depression Rating Scale; Mono = Monotherapy.  2026© GH Research PLC

 Remission Rates with GH001  Remission Rates with Spravato monotherapy (84mg) from TRD4005b  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable.  aRemission defined as MADRS total score ≤10 for both GH001 and Spravato. bSource: Spravato monotherapy data for 84mg dose from TRD4005 trial, Janik et al. 2025; Spravato 56mg participants in the TRD4005 trial achieved remission rates of 13.1% at Day 2, 7.1% at Day 8 and 14.6% at Day 28 (MADRS ≤10)  Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale  Secondary Endpoints: Remissionsa GH001 Day 2 and Day 8 and Spravato Monotherapy (84 mg) Day 2, Day 8 and Day 28  GH001  Placebo  Spravato  Placebo  8  2026© GH Research PLC

 9  73% Remission Rate at 6 Months in OLE Completers  aIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). bApproximately 6 months post-study start (median 168 days from Day 1 of double-blind part). cRemission defined as MADRS total score ≤10.   Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  Double-blind  n=40 patients who received GH001  OLE  n=63 OLE completersa  Day 8  Month 6b  Percentage of Patients in Remissionc  Patients who completed the OLE received a mean of four treatments, with 63.5% (40/63) requiring one to four treatments during the 6 months  2026© GH Research PLC

 Initial Remitters  n=40  Initial Non-Remitters  n=23  Percentage of Patients in Remissionc  10  Remission Rate at 6 Monthsa in OLE Completersb  a‘6 Months’ or ‘Month 6’ (end of trial) was at approximately 6 months post-study start (median 168 days from Day 1 of double-blind part). bIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). cRemission defined as a MADRS total score ≤10.   Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  2026© GH Research PLC  Patients in remission on Day 8 after their first active treatment had a 90% remission rate at 6 Months.  43.5% of the patients not in remission on Day 8 after first active treatment were in remission at 6 Months.

 GH001  Treatment visits in 6 months  4 visitsa  23 visitsc,d  73.0% remission at 6 monthsb  83% Fewer Treatment Visits with GH001 than with Spravato®  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable.  aFour GH001 visits deduced from the mean total number of treatments received by patients who completed the OLE and were in remission at 6-months of the GH001-TRD-201 trial. b‘6 months’ (end of trial) was at approximately 6 months post-study start (median 168 days from Day 1 of double-blind part). cSPRAVATO® Assumes 23 treatment visits, as per standard initiation protocol of eight and four sessions in Months 1 and 2, respectively, and ICER assumed maintenance treatment frequency of 2.86 treatments per month for Months 3-6.1,2,3 dRemission defined as MADRS ≤10; Spravato® 32-Week remission rates from ESCAPE-TRD trial were 49.1% remission at 32 weeks (55.0% with LOCF method)4.  Abbreviations: ICER = Institute for Clinical and Economic Review; LOCF = Last observation carried forward; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension; TRD = Treatment-resistant depression.  1. Johnson & Johnson Spravato Access, Coding and Reimbursement Guide. 2. ICER Spravato® Final Evidence Report. 3. Janssenscience.com, Dosage and Administration of Spravato, Duration of Therapy. 4. Reif et al. New Engl J Med 2023.  Four visitsa  73% remission at 6 monthsb,d  2026© GH Research PLC  SPRAVATO®  Based on ICER estimate  11

 Median Duration of the Psychoactive Experience of 11 minutes (Double-Blind & OLE treatments)   Note: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable.  aAssumption of BPL-003 duration of ~90min psychoactive phase from Phase 1 SDI results as reported in Rucker et al., 2024. bVLS-01 duration of 90-120 minutes psychoactive experience from Phase 1b results, mean SIRS scores graph, (atai Life Sciences Corporate Presentation, October 2025). cCOMP360 duration of ~6h from Compass Pathways website, which states “The psilocybin experience typically lasts 6 to 8 hours”.  Abbreviations: h = Hours; min = Minutes; OLE = Open-label extension; SDI = Subjective drug intensity; SIRS = Subjective Intensity Rating Scale; TRD = Treatment-resistant depression.   12  2026© GH Research PLC  GH001  2h  3h  4h  5h  6h  BPL-003a  VLS-01b  COMP360c  11 min median  1h  Duration of Psychoactive Experience (approximate average)  45-90min  90-120min  6-8 hours  7h  8h

 Abbreviations: OLE = Open-label extension; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event.  Safety in Double-Blind and Open-Label Extension  2026© GH Research PLC  All patients completed the double-blind part and automatically transitioned to the OLE  No TEAEs of suicidal intent or suicidal behavior occurred  Across the double-blind and OLE, patients were deemed discharge ready by 1 hour from dose administration at 99% of treatment visits (>250 GH001 treatments in 81 patients)  There were no treatment-related SAEs during the 6-month duration of the trial.   13

 MADRS reduction in the Placebo group following first active treatmenta after entering the OLE, was comparable to the results observed in the GH001 group in the DB part, showing reproducibility of effects.  OLE data shows GH001 leads to a consistent and rapid reduction in MADRS after each GH001 treatment, as in the DB part  Double-blind GH001 active group (n=40)  OLE  Placebo group (n=41) first GH001 active treatment  Mean (±SE) MADRS Total Score  BL  2 hours  Day 2  Day 8  BL  2 hours  Day 2  Day 8  Reproducibility of MADRS Reduction Demonstrated in   Phase 2b Trial  aAn active treatment refers to treatment with GH001.  Abbreviations: BL = Baseline; DB = Double-blind; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension; PBO = Placebo; SE = Standard error; SEM = Standard error of mean.  All patients enrolled in the DB part of the trial directly transitioned into the OLE at the end of the DB period.  Once a patient completed the Day 8 visit of the DB part, if re-treatment criteria were met, a GH001 treatment could be administered.  All patients allocated placebo in the DB part received at least one treatment with GH001 in the OLE.   14  2026© GH Research PLC

 Potential Value-Add for GH001 in TRD  Best in Therapeutic Category (TRD)  Efficacy: Pbo-adj MADRS Δ of -15.5 with GH001 vs -6.8 with Spravato monotherapya vs ~-4 with oral ADb  Length of PsE: Median of 11 mins with GH001 vs ~1.5 hours with Spravatoc  No additional psychotherapy/therapist visits with GH001; 83% fewer treatment visits with GH001 than with Spravatod  Best in Class (Psychedelics)  Efficacy: Pbo-adj MADRS Δ of -15.5 with GH001 vs -3.6 with COMP360 (Phase 3 data)e  Length of PsE: Median of 11 mins with GH001 vs 6-8 hours for COMP360g vs 45-90 mins for BPL-003f  No additional psychotherapy/therapists visits with GH001  Best in Molecule (Mebufotenin; 5-MeO-DMT)  Efficacy: Day 8 remission rate of 57.5% with GH001 vs 26% with BPL-003 8 mg doseh   Length of PsE: Median of 11 mins with GH001 vs 45-90 mins for BPL-003f  No additional psychotherapy/therapists visits with GH001  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable. While Spravato has been approved by the FDA, GH001 has not been approved by the FDA or any other regulatory authority.   aSpravato® monotherapy data for 84mg dose from TRD4005 trial, presented at ECNP 2024. bAuvelity, data at Week 6 GEMINI trial, Iosifescu et al., 2022. cDissociative effects/perceptual disturbances, Popova et al., Am J Psychiatry 2019. dAssumes 23 treatment visits, as per standard initiation protocol of 8 & 4 sessions in Months 1 and 2, respectively, and ICER assumed maintenance treatment frequency of 2.86 treatments per month for Months 3-6. See slide 11. eCompass Pathways press release June 23, 2025. fBPL-003 duration assumption from Phase 1 SDI results as reported in Rucker et al., 2024. gCOMP360 duration assumption from Compass Pathways website, which states “The psilocybin experience typically lasts 6 to 8 hours”. hAtai Corporate Deck, July 2025.  Abbreviations: ICER = Institute for Clinical and Economic Review; MADRS = Montgomery-Åsberg Depression Rating Scale; PsE = Psychoactive effect; SDI = Subjective drug intensity; TRD = Treatment-resistant depression; AD = antidepressant;  Pbo-adj = placebo-adjusted.  15  2026© GH Research PLC

 Three-Layer Protection Strategy  16  LAYER 1: REGULATORY EXCLUSIVITY  FDA: 5 years (+2.5 years paragraph IV stay)  EMA: 10 years (+1 year for new indication)  LAYER 2: PATENTS  Granted patents and patent applications relating to mebufotenin, including:   Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)   Novel aerosol compositions of matter  Novel manufacturing methods and novel salt forms   Novel device-related aspects  LAYER 3: TECHNICALComplex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability  Abbreviations: EMA = European Medicines Agency; FDA = Food and Drug Administration; i.v. = Intravenous; i.m. = Intramuscular; s.c. = Subcutaneous.  2026© GH Research PLC

 New  Phase 2b Trial  Unprecedented Efficacy in TRD  Positioning GH001 as potentially practice-changing   US IND open   GH001 Key Milestones Achieved and Next Steps  Pivotal Phase 3 Program   Designed in line with the FDA Guidelines and to replicate the Phase 2b data  Global Phase 3 start in 2026  17  >>  Abbreviations: TRD = Treatment Resistant Depression; IND = Investigational New Drug; FDA = Food and Drug Administration  2026© GH Research PLC

 New  Phase 2b trial   Unprecedented Efficacy in TRD  Positioning GH001 as potentially Practice-Changing   US IND open   GH001 Key Milestones Achieved and Next Steps  Pivotal Phase 3 Program   Designed in line with the FDA Guidelines and to replicate the Phase 2b data  Global Phase 3 start in 2026  17  >>  Abbreviations: TRD = Treatment Resistant Depression; IND = Investigational New Drug; FDA = Food and Drug Administration  2026© GH Research PLC